SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   Retix, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   76129Y 10 1
       -----------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 9 Pages
                        Exhibit Index Contained on Page 7

---------------------------                          ---------------------------
CUSIP No. 76129Y 10 1                 13G                  Page 2 of 9 Pages
---------------------------                          ---------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                      Sierra Ventures V, a California
                         Limited Partnership ("Sierra V") 94-3222153
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [ ]
                                                                       (b)   [X}
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
                California Limited Partnership
-------- -----------------------------------------------------------------------
   NUMBER OF       5     SOLE VOTING POWER
    SHARES                                                                 - 0 -
 BENEFICIALLY    ------- -------------------------------------------------------
OWNED BY EACH      6     SHARED VOTING POWER
  REPORTING                                                            4,000,000
   PERSON        ------- -------------------------------------------------------
    WITH           7     SOLE DISPOSITIVE POWER
                                                                           - 0 -
                 ------- -------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER
                                                                       4,000,000
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       4,000,000
-------- -----------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           17.7%
-------- -----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*
                                                                              PN
-------- -----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No. 76129Y 10 1                 13G                  Page 3 of 9 Pages
---------------------------                          ---------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      SV Associates V, L.P. ("SV Associates") 94-3222154
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [ ]
                                                                       (b)   [X}
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
                California Limited Partnership
-------- -----------------------------------------------------------------------
   NUMBER OF       5     SOLE VOTING POWER
    SHARES                                                                 - 0 -
 BENEFICIALLY    ------- -------------------------------------------------------
OWNED BY EACH      6     SHARED VOTING POWER
  REPORTING              4,000,000 shares directly owned by Sierra V.
   PERSON                SV Associates is the general partner of Sierra V.
    WITH         ------- -------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER
                                                                           - 0 -
                 ------- -------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER
                         4,000,000 shares directly owned by Sierra V.
                         SV Associates is the general partner of Sierra V.
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       4,000,000
-------- -----------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           17.7%
-------- -----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*
                                                                              PN
-------- -----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER

                  Retix, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  4640 Admiralty Way, Suite 600
                  Marina Del Rey, California  90292-6695

ITEM 2(A)-(C).             NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING

                  This statement is being filed by SV Associates V, L.P., a California limited partnership ("SV Associates") whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures V, a California Limited Partnership ("Sierra V"). With respect to SV Associates, this statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Retix, Inc. (the "Shares"). The Shares are held directly by Sierra V, and SV Associates does not directly or otherwise hold any Shares. Management of the business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

ITEM 2(D) AND (E).  TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

                  Common Stock
                  CUSIP # 76129Y 10 1

ITEM 3.           Not Applicable

ITEM 4.           OWNERSHIP

                  Please see Rows 5-11 of cover pages.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Under certain circumstances set forth in the limited partnership agreements of Sierra V and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Retix, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

                                                    SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997

                                 SV ASSOCIATES V, L.P.


                                 By:
                                     -------------------------------------------
                                       Martha A. Clarke Adamson,
                                       Attorney-in-Fact for the General Partners


                                 SIERRA VENTURES V, A CALIFORNIA
                                 LIMITED PARTNERSHIP

                                 By SV Associates V, L.P., its General Partner


                                 By:
                                     -------------------------------------------
                                       Martha A. Clarke Adamson,
                                       Attorney-in-Fact for the General Partners

                                  EXHIBIT INDEX


                                                                     Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page

Exhibit A:  Agreement of Joint Filing                                   8

Exhibit B: List of General Partners of SV Associates V, L.P.            9

                                    EXHIBIT A

                            Agreement of Joint Filing

                  The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 13, 1997, containing the information required by Schedule 13G, for the 4,000,000 Shares of the Common Stock of Retix, Inc. held by Sierra Ventures V, a California Limited Partnership.

Date:  February 13, 1997


                                 SV ASSOCIATES V, L.P.


                                 By:
                                     -------------------------------------------
                                       Martha A. Clarke Adamson,
                                       Attorney-in-Fact for the General Partners


                                 SIERRA VENTURES V, A CALIFORNIA
                                 LIMITED PARTNERSHIP

                                 By SV Associates V, L.P., its General Partner


                                 By:
                                     -------------------------------------------
                                       Martha A. Clarke Adamson,
                                       Attorney-in-Fact for the General Partners

                                    EXHIBIT B

                               General Partners of
                              SV Associates V, L.P.


       Set forth below, with respect to each general partner of SV Associates V, L.P. is the following: (a) name; (b) business address and (c) citizenship.

1.       (a)      Peter C. Wendell

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen


2.       (a)      Jeffrey M. Drazan

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen


3.       (a)      Petri Vainio

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen